The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Avenue, Philadelphia PA 19132

February 2, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attn: H. Christopher Owings, Assistant Director

Re:	The Pep Boys – Manny, Moe & Jack and subsidiaries (the “Company”)
Form 10-K for the Fiscal Year Ended February 2, 2008 Filed May 1, 2008
Forms 10-Q for the Fiscal Quarters Ended May 3, August 2, and November 1, 2008 Filed June 11, September 10, and December 10, 2008
Definitive Proxy Statement on Schedule 14A filed May 9, 2008
File No. 001-03381

Dear Mr. Owings:

This letter shall serve to document my discussion with Robert W. Errett, Staff Attorney, granting the Company until February 27, 2009 to respond to your comment letter dated January 30, 2009 regarding the above-referenced filings.  The additional time will allow the Company to fully respond to your letter at a time when the Company is simultaneously closing its books in order to prepare its financial statements for the fiscal year ended January 31, 2009.  Thank you for your consideration.

Sincerely yours,

/s/ Brian D. Zuckerman

Brian D. Zuckerman
VP – General Counsel & Secretary